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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.



         Changes of Directors, Corporate Auditor and Executive Officers



Tokyo, May 24, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) today announced the following changes of Directors, Corporate Auditor and Executive Officers:

1.   Changes of Directors and Corporate Auditor

   (1) Candidate of Directors (As of June 29, 2004)

         Kinya Okauchi
         Takuma Otoshi

      (Note) Mr.Takuma Otoshi is the candidate of outside director to comply with the requirement under Item 7-2, Paragraph 2, Article 188 of the Commercial Code of Japan.

   (2) Candidate of Corporate Auditor (As of June 29, 2004)

         Kunio Ishihara

   (3) Directors who are scheduled to resign (As of June 29, 2004)

      --------------------------------------------------------------------------------------------------
          Name of Director                    New Position                       Current Position
      --------------------------------------------------------------------------------------------------
         Katsunori Nagayasu             Managing Officer                   Director & Managing Officer
                                        Group Head, Integrated             Group Head, Integrated
                                        Corporate Banking                  Corporate Banking
                                        Business Group                     Business Group

         Kunio Ishihara                 Planned to be appointed as                  Director
                                        Corporate Auditor as of
                                        June 29, 2004

                                       1

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2.   Changes of Executive Officers

   (1) Managing Officer (As of May 24, 2004)

        Fumiyuki Akikusa         Deputy Group Head, Integrated Trust Assets
                                 Business Group

   (2) Executive Officers (As of June 29, 2004)

        Tatsuo Taki
        Masaaki Tanaka
        Toshiaki Kajiura
        Takashi Kimura

   (3) Resignation of Executive Officer (As of May 24, 2004)

      ----------------------------------------------------------------------------------------------------
         Name of Executive Officer            New Position                       Current Position
      ----------------------------------------------------------------------------------------------------
             Tetsuo Iwata                       Director                   Director & Managing Officer
                                                                           Deputy Group Head, Integrated
                                                                           Trust Assets Business Group


For further information, please contact:
Mr. Seiji Itai, Chief Manager,
Corporate Communications Office, MTFG
Tel. 81-3-3240-8136

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